UNITED STATES AND EXCHANGE COMMISSION
                                       Washington, D.C.  20549
                             STATEMENT OF CHANGES IN BENEFICIAL OWERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.Name and Address         2.Issuer Name and Ticker         6. Relationship of Reporting
 of Reporting Person            or Trading Symbol              Person(s) to Issuer
Silverman      Morris      DiaSys Corporation                XX Director       XX 10% Owner
                           (AMEX: DYX)
(Last)        (First)      3. IRS ID      4.Statement for     __Officer (give  __ Other
                           # of Reporting   Month/Year          title below)   (specify)
 2530 Hybernia Drive        Person, if an   November, 2002    ___________________________
       (street)             entity
                           (Voluntary)    5. If Amendment   7. Individual or Joint/Group
 Highland Park, Ill  60035                  Date of Orig.      (Check applicable line)
                                            (Month/Year)    X Form Filed by One Reporting Person
 (City)        (St)  (Zip)                                  __Form filed by More than One Person

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1. NON-DERIVATIVE SECURITIES AQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.Title of     2.Trans-    3.Trans-  4.Securities             5.Amounts of   6.Ownership    7.Nature of
  Security       action      action     Acquired (A)           Securities       Form:          Indirect
  (Instr.3)      Date        Code      or Disposed            Beneficially   Direct (D) or   Beneficial
                (M/D/Y)   (Instr.8)   of(D)                   Owned at End     Indirect (I)   Ownership
                                     (Instr.3,4 &5)            of Month         (Instr.4)     (Instr.4)
                                                               (Instr.3 & 4)
                          Code   V   Amount   (A)or(D)  price
 Common Stock,                                                  1,377,256     I             (1)
 Par value .001

 Common Stock,                                                    781,250      D
 Par value .001

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(1) By Silverman Family Trust UA 12/13/90.



2. Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
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

1.Title of 2.Conver-  3.Trans- 4 Transac- 5.Number of 6.Date Exercisable 7.Title and   8.Price of  9.# of   10.Owner- 11.Nature
Derivative sion or     action  tion code  Derivative  and Expiration     Amt of        Derivative Deriv-    ship form of
Security   Exercise     Date   (Instr.8)  Securities  Date               Underlying    Security   ative     of Deriv-Indirect
(Instr.3)  Price of   (M/D/Y)             Acquired (A)(M/D/Y)            Securities    (Instr.5)  Securities avtive  Beneficial
           Derivative                     or Disposed                    (Instr.3&4)              Benefic-  Securi-  Ownership
           Security                       of (D)                                                  ially     ties:
                                                       Date     Expira-  Title  Amt or            Owned at  Direct(D)(Instr.4)
                                          (Inst.3,4&5) Exercis-   tion          # of              EOM       Indrct(I)
                                Code   V    (A)   (D)   sable     DATE          shares            (Inst.4)  (Inst.4)
 Warrant $0.88    6/27/02 P        117188    6/27/02 6/27/05Common117188  $0.88   117188   D
                                                            Stock

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                             /s/Morris Silverman                     11/12/02
                             *Signature of Reporting Person          Date